EQUAL ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	March 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets
Cash and cash equivalents	5,350	2,505	19,680
Accounts receivable	24,390	24,891	23,677
Prepaid expenses, deposits and other	1,753	2,093	1,998
Due from JV Participant (note 4)	5,678	-	11,196
Commodity contracts (note 11)	-	-	993
	37,171	29,489	57,544
Long-term receivable (note 4)	-	-	5,491
Property, plant and equipment (note 5)	327,164	337,251	350,802
Exploration and evaluation assets (note 6)	14,289	15,094	4,762
Future income tax asset	7,752	5,295	6,769
	386,376	387,129	425,368

Liabilities
Current liabilities
Accounts payable and accrued liabilities	29,937	31,321	27,997
Due to JV Participant (note 4)	-	10,046	-
Deferred revenues (note 4)	-	1,926	-
Commodity contracts (note 11)	4,312	763	755
	34,249	44,056	28,752
Long-term debt (note 7)	80,025	24,865	70,000
Commodity contracts (note 11)	630	-	-
Convertible debentures (note 8)	80,336	119,902	114,764
Decommissioning provision (note 9)	25,799	26,084	25,774
Unit-based liability	-	-	1,904
Unitholders’ capital (note 1)	-	-	682,906
	221,039	214,907	924,100

Shareholders’ equity (notes 1 and 10)
Common shares	223,814	223,664	-
Equity component of convertible debentures (note 8)	1,588	-	-
Contributed surplus	3,015	2,727	-
Accumulated other comprehensive loss	(17,153)	(11,624)	-
Deficit (note 1)	(45,927)	(42,545)	(498,732)
	165,337	172,222	(498,732)

	386,376	387,129	425,368
Subsequent events (notes 4 and 14)

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited) (in thousands of Canadian dollars except shares and units)
	Number of common shares	Share capital	Contributed surplus	Equity component of convertible debentures	Number of trust units (pre-consolidation)	Unitholders’ capital	Accumulated other comprehensive income/(loss)	Retained earnings/(deficit)	Total equity, unitholders’ capital and unit-based liability

Balances, January 1, 2010	-	$-	$-	$-	65,102,689	$682,906	$-	$(498,732)	$184,174
Issue of trust units under restricted unit plan	-	-	-	-	605,337	1,277	-	-	1,277
Amortization of deferred trust unit issue costs	-	-	-	-	-	1,000	-	-	1,000
Loss and comprehensive loss for the period	-	-	-	-	-	-	(806)	(107)	(913)
Balances, May 31, 2010 – immediately prior to the Plan of Arrangement	-	$-	$-	$-	65,708,026	$685,183	$(806)	$(498,839)	$185,538
Conversion – effected through Plan of Arrangement	21,902,530	685,183	2,659	-	(65,708,026)	(685,183)			2,659
Reduction in share capital for deficit	-	(498,839)	-	-	-	-		498,839	-
Balances, May 31, 2010 – immediately after the Plan of Arrangement	21,902,530	$186,344	$2,659	$-	-	$-	$(806)	$-	$188,197
Issue of common shares under restricted share plan	193,729	1,105	(1,105)	-	-	-	-	-	-
Issue of common shares under equity offering (net of issue costs/tax)	5,613,600	36,215	-	-	-	-	-	-	36,215
Share-based compensation before capitalization	-	-	1,173	-	-	-	-	-	1,173
Loss and comprehensive loss for the period	-	-	-	-	-	-	(10,818)	(42,545)	(53,363)
Balances, December 31, 2010	27,709,859	$223,664	$2,727	$-	-	$-	$(11,624)	$(42,545)	$172,222
Issue of common shares under restricted share plan	22,932	150	(150)	-	-	-	-	-	-
Share-based compensation before capitalization	-	-	438	-	-	-	-	-	438
Issue of convertible debentures	-	-	-	1,588	-	-	-	-	1,588
Loss and comprehensive loss for the period	-	-	-	-	-	-	(5,529)	(3,382)	(8,911)
Balances, March 31, 2011	27,732,791	$223,814	$3,015	$1,588	-	$-	$(17,153)	$(45,927)	$165,337

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31
(unaudited) (in thousands of Canadian dollars except per share amounts)	2011	2010

Oil, NGL and natural gas revenues	34,949	38,680
Realized gain on commodity contracts (note 11)	129	373
Unrealized gain/(loss) on commodity contracts (note 11)	(4,182)	3,711
Royalty expense	(7,264)	(8,603)
Revenues, net of royalty expense	23,632	34,161

Operating expenses
Production	(8,851)	(8,621)
Transportation	(433)	(578)
General and administrative	(4,254)	(3,689)
Share-based compensation expense (note 10)	(417)	(1,557)
Depletion and depreciation (note 5)	(10,687)	(11,998)
	(24,642)	(26,443)
Other income/(expenses)
Interest expense (note 12)	(3,143)	(2,587)
Accretion of decommissioning provision (note 9)	(189)	(206)
Gain/(loss) on sale of disposal of assets (note 5)	(179)	1,555
Redemption premium on convertible debentures (note 8)	(1,897)	-
Revaluation of convertible debentures (note 8)	-	(4,896)
Amortization of trust unit issue costs	-	(600)
Foreign exchange gain	213	1,025
	(5,195)	(5,709)
Income/(loss) before taxes	(6,205)	2,009

Taxes
Current tax expense	(81)	(90)
Deferred tax reduction/(expense)	2,904	(5,624)
	2,823	(5,714)

Loss	(3,382)	(3,705)

Other comprehensive loss
Foreign currency translation adjustment	(5,529)	(5,905)
Comprehensive loss	(8,911)	(9,610)

Loss per share (note 10) – Basic and diluted	(0.12)	(0.17)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31
(unaudited) (in thousands of Canadian dollars)	2011	2010
Cash provided by (used in):
Operating
Loss	(3,382)	(3,705)
Share-based compensation (note 10)	417	1,557
Depletion and depreciation (notes 5)	10,687	11,998
Non-cash interest on convertible debenture (notes 8)	161	-
Accretion of decommissioning provision (notes 9)	189	206
Unrealized commodity contracts (gain)/loss (note 11)	4,182	(3,711)
(Gain)/loss on sale of disposal of assets	179	(1,555)
Redemption premium on convertible debentures (notes 8)	1,897	-
Revaluation of convertible debentures (notes 8)	-	4,896
Amortization of trust unit issue costs	-	600
Unrealized foreign exchange (gain)/loss	154	(1,367)
Deferred tax (reduction)/expense	(2,904)	5,624
Cash paid on decommissioning provision (note 9)	(405)	(380)
	11,175	14,163
Changes in non-cash working capital items	(5,154)	(5,791)
	6,021	8,372
Financing
Increase in long-term debt (note 7)	55,156	(2,608)
Issuance of convertible debentures, net of costs (note 8)	42,741	-
Redemption of convertible debentures (note 8)	(80,031)	-
Redemption fee on convertible debentures (notes 8)	(1,897)	-
	15,969	(2,608)
Investing
Property, plant and equipment additions	(22,774)	(20,478)
Repayment of long-term receivable (note 4)	-	3,116
Proceeds on disposal of property, plant andequipment	205	1,991
Changes in non-cash working capital items	3,493	641
	(19,076)	(14,730)
Foreign exchange on financial balances	(69)	(515)
Change in cash and cash equivalents	2,845	(9,481)
Cash and cash equivalents, beginning of period	2,505	19,680
Cash and cash equivalents, end of period	5,350	10,199
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Structure of the business

Equal Energy Ltd. (“Equal” or the “Company”) is a publicly listed company whose common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The consolidated financial statements of the Company include the accounts of Equal Energy Ltd. and its wholly-owned subsidiaries. Equal is engaged in the exploration, development and production of oil and natural gas in Canada and the United States and conducts many of its activities jointly with others; these financial statements reflect only the Company’s proportionate interest in such activities. The following is a list of the Company’s significant subsidiaries:

• Equal Energy Partnership
• Equal Energy Partner Corp.
• Equal Energy US Holdings Inc.
• Equal Energy US Inc.

On May 31, 2010, Equal completed its previously announced an arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Arrangement”).  Unitholders of Enterra Energy Trust (“Enterra” or the “Trust”) received one Equal common share for every three trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $498.8 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Basis of preparation

(a)  Statement of compliance

These interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS interim consolidated financial statements and include as comparative information the period included with Company’s annual consolidated financial statements for the year ending December 31, 2010 which were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

As these are the Company’s first set of interim consolidated financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and certain additional disclosures required under IFRS, which also highlight the change from the Company’s 2010 annual consolidated financial statement prepared in accordance with Canadian GAAP. In 2012, and beyond, the Company may not provide the same amount of disclosure in the Company’s interim consolidated financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statement which will be prepared in accordance with IFRS.

These interim consolidated financial statements were authorized by the Company’s Board of Directors on May 18, 2011.

(a)  Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value.

The current and comparative figures presented in these consolidated financial statement are in accordance with IFRS and have not been audited.

(b)  Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency of the parent entity and its Canadian subsidiaries.  The U.S. subsidiaries of Equal have a U.S. dollar functional currency.  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income/(loss) in shareholders’ equity.

(c)  Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Amounts recorded for depreciation and depletion and amounts used for impairment calculations are based on estimates of natural gas and liquids reserves.  By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.  Accordingly, the changes in the consolidated financial statements of future periods could be material.

Property, plant and equipment is aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing.  The determination of the Company's cash-generating units is subject to Management's judgment.

The decision to transfer assets from exploration and evaluation to property, plant and equipment is based on the estimated proved reserves used in the determination of an area's technical feasibility and commercial viability.

Amounts recorded for decommissioning provision costs and obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of asset retirements, site remediation and related cash flows.  Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, is subject to measurement uncertainty.

Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.
3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by Equal and its subsidiaries.

(a)                      Basis of consolidation

The interim consolidated financial statements include the accounts of Equal and its subsidiaries.  Intercompany balances and transactions are eliminated on consolidation.

Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Equal’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

(b)           Foreign currency

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity.  The Company’s accumulated other comprehensive income (loss) is composed solely of foreign currency translation adjustments.

Monetary assets and liabilities in the Company’s Canadian entities that are denominated in foreign currencies are translated into their Canadian functional currency at the rates of exchange in effect at the period end date.  Any gains or losses are recorded in the consolidated statement of earnings.

(c)           Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or "financial liabilities measured at amortized cost“ as defined by the accounting standard.

Financial assets and financial liabilities at “fair value through profit or loss” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets classified as “loans and receivables”, “held-to-maturity”, and "financial liabilities measured at amortized cost" are measured at amortized cost using the effective interest method of amortization.  Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income.

Financial assets, excluding derivative instruments, are classified as "loans and receivables".  Financial liabilities, excluding derivative instruments, are classified as "financial liabilities measured at amortized cost".  All derivative instruments are classified as "fair value through profit or loss".

Commodity contracts

Commodity contract assets and liabilities are derivative financial instruments classified as “fair value through profit or loss” unless designated for hedge accounting.  Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value.  Instruments are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings.  Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in net earnings as the contracts are settled.  Unrealized gains and losses are recognized in net earnings at the end of each respective reporting period based on the changes in fair value of the contracts.  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Commodity contracts are used by Equal to manage economic exposure to market risks relating to commodity prices and foreign currency exchange rates.  The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Convertible debentures

The convertible debentures are considered a compound instrument as they can be converted to a fixed number of common shares at the option of the holder.  The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method.

(d) Property, plant & equipment and exploration & evaluation assets

Exploration and evaluation (“E&E”) assets

All costs directly associated with the exploration and evaluation of oil and natural gas reserves are initially capitalized.  Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined.  These costs include unproved property acquisition costs, geological and geophysical costs, exploration and evaluation drilling, sampling and appraisals.  Interest is not capitalized on E&E assets.  Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings.

When an area is determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment.  When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are tested for impairment.

Property, plant and equipment

All costs directly associated with the development of oil and natural gas reserves are capitalized on an area-by-area basis.  Development costs include expenditures for areas where technical feasibility and commercial viability has been determined.  These costs include proved property acquisitions, development drilling, completion, gathering and infrastructure costs and transfers of exploration and evaluation assets.

Costs accumulated within each area are depleted using the unit-of-production method based on proved plus probable reserves using estimated future prices and costs.  Costs subject to depletion include estimated future costs to be incurred in developing proved and probable reserves.

For divestitures of properties, a gain or loss is recognized in net earnings.  Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value can not be reliably measured.  Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.

(e)           Impairment

The carrying value of long-term assets is reviewed quarterly for indicators that the carrying value of an asset or cash generating unit may not be recoverable.  If indicators of impairment exist, the recoverable amount of the asset or cash generating unit is estimated.  If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash generating unit is written down with an impairment recognized in net earnings.

Property, plant and equipment are aggregated into cash generating units based on their ability to generate largely independent cash flows.

The recoverable amount of an asset or cash generating unit is the greater of its fair value less costs to sell and its value in use.  Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

For cash generating units, fair value less costs to sell may be determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset or cash generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.  The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash generating unit for prior periods.

(f)            Share-based compensation expense

The grant date fair values of options and restricted shares granted to employees are recognized as share-based compensation expense, with a corresponding increase in contributed surplus over the vesting period.  A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options and restricted shares that vest.

(g) Provisions and contingencies

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the discounted expected future cash outflows.

Decommissioning provision

Decommissioning provisions include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites.  The decommissioning provision is measured at the present value of the expenditure expected to be incurred.  The associated decommissioning cost is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated provision resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the decommissioning provision obligation and the related decommissioning provision cost.

The depletion decommissioning provision costs are included in depletion and depreciation in the Consolidated Statement of Earnings.  Increases in the decommissioning provision resulting from the passage of time are recorded as accretion of decommissioning provision in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated decommissioning provision.

Contingencies

When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the Consolidated Financial Statements as the best estimate required to settle the obligation.  A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow.  Contingent assets are only disclosed when the inflow of economic benefits is probable.  When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Consolidated Financial Statements.

(h)           Revenue

Revenue associated with the sale of crude oil, NGLs and natural gas is recognized when title passes from Equal to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(i)           Income tax

Income tax expense comprises current and deferred tax.  Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)           Earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted earnings per share is determined by adjusting the net earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and restricted shares granted to employees.

(k) New pronouncements adopted

March 31, 2011 is Equal's first reporting period under IFRS.  Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

(l)           New standards and interpretations not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an affect on the Company:

As of January 1, 2013, Equal will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The adoption of this standard should not have a material effect on Equal’s Consolidated Financial Statements.

4.	JV Participant (also see Note 5)

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.

In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion.  As a result of the bankruptcy court ruling in March 2011; at December 31, 2010, property, plant and equipment was increased by $30.3 million which was offset by the eliminations of the long-term receivable of $12.5 million and joint interest billing receivable from JV Participant of $5.9 million and the recognition of deferred revenues of $1.9 million and a payable of $10.0 million due to JV Participant.

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal will acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and NAPCUS, and concomitantly settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011 and as a result, the amounts related to the joint interest billing receivable from JV Participant, deferred revenues and payable to JV Participant were reversed from the result of the court ruling in March 2011.

5.	Property, plant and equipment

Cost or deemed cost (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at January 1, 2010	146,003	204,799	350,802
Capital expenditures	31,864	6,241	38,105
Transfers from exploration and evaluation	3,043	4,261	7,304
Acquisitions	17,804	5,485	23,289
Divestures	(24,374)	(125)	(24,499)
Reclassification of long-term receivable		12,519	12,519
JV Participant court ruling	-	18,198	18,198
Foreign currency translation and other	-	(10,988)	(10,988)
Balance at December 31, 2010	174,340	240,390	414,730
Capital expenditures	11,088	2,227	13,315
Transfers from exploration and evaluation	10,306	-	10,306
Divestures	(205)	-	(205)
JV Participant court ruling	-	(17,350)	(17,350)
Foreign currency translation adjustment	-	(6,043)	(6,043)
Balance at March 31, 2011	195,529	219,224	414,753

Depletion, depreciation and impairment losses (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at January 1, 2010	-	-	-
Depletion and depreciation	24,998	21,494	46,492
Impairments	31,116	-	31,116
Divestures	(129)	-	(129)
Balance at December 31, 2010	55,985	21,494	77,479
Depletion and depreciation	5,613	5,074	10,687
Foreign currency translation adjustment	-	(577)	(577)
Balance at March 31, 2011	61,598	25,991	87,589

Net book value (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total

At January 1, 2010	146,003	204,799	350,802
At December 31, 2010	118,355	218,896	337,251
At March 31, 2011	133,931	193,233	327,164

During 2010, property, plant and equipment was increased by $12.1 million due to a long-term receivable re-classification as the JV Participant filed for bankruptcy protection under Chapter 11 in the United States Bankruptcy Code.  Also, during 2010, property, plant and equipment was increased by $18.2 million as the result of the bankruptcy court ruling involving the JV Participant.  (see Note 4)

During 2010, Equal recognized a $31.1 million impairment relating to the Company’s Canadian CGU’s where natural gas is the primary produced commodity. The impairment was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flow of proved and probable reserves using forecasted prices and costs.  The reserves used in the impairment test were determined by the independent reserve engineer and the forecasted prices used have been disclosed in the December 31, 2010 financial statements.

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with the JV Participant (see Note 4) under which Equal will acquire the JV Participant’s interests in assets developed pursuant to the now terminated farmout agreement between Equal and the JV Participant.  As a result, property, plant and equipment was reduced by $17.4 million and the due to JV participant and the deferred revenue amounts were eliminated which pertained to the March 2011 ruling of the bankruptcy court concerning certain infrastructure assets.  The March 2011 ruling has been reversed as a result of the Agreements reached in April 2011.  In addition, the due from JV Participant of $5.7 million will now be collected as part of the purchase and sale agreement.  At December 31, 2010, the amount due from the JV Participant was presented net of the payable to the JV Participant as the March 2011 ruling provided for the receivable amount to be offset against amounts that were to be paid for the infrastructure assets.

6.	Exploration and evaluation assets

(in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
As at January 1, 2010	2,603	2,159	4,762
Capital expenditures	15,349	2,402	17,751
Transfers to property, plant and equipment	(3,043)	(4,261)	(7,304)
Foreign currency translation and other	-	(115)	(115)
Balance, December 31, 2010	14,909	185	15,094
Capital expenditures	9,462	45	9,507
Transfers to property, plant and equipment	(10,306)	-	(10,306)
Foreign currency translation and other	-	(6)	(6)
Balance at March 31, 2011	14,065	224	14,289

During 2010, the Company determined certain properties within the Oklahoma operation’s Circus oil resource play $4.3 million ($US4.3 million) and within the Canadian operation’s Lochend oil resource play $3.0 million were considered technically feasible and commercially viable.  Accordingly $7.3 million of E&E assets were transferred to property, plant and equipment.

For the three months ended March 31, 2011 the Company determined certain properties within the Canadian operation’s Lochend oil resource play $10.3 million were considered technically feasible and commercially viable.  Accordingly, $10.3 million were transferred to property, plant and equipment.

7.      Long-term debt

(in thousands of Canadian dollars)	March 31, 2011	December 31, 2010
Long-term debt	80,025	24,865

The Company has a syndicated bank credit facility in the amount of $125.0 million and is comprised of a $105.0 million revolving credit facility and a $20.0 million operating credit facility.  The next scheduled review of the borrowing base is anticipated to be completed in May 2011.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2011 and should the lenders decide not to renew the facility, the debt must be repaid by June 24, 2012.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.5% to 4.5% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.625% to 1.125% is charged as a standby fee which is recorded in interest expense.  As at March 31, 2011, the marginal interest rate and standby fee were 2.50% and 0.625%, respectively.

As at March 31, 2011 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 3.78% per annum (December 31, 2010 – all borrowings in U.S. dollars).

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the 12 months ended March 31, 2011, the interest coverage ratio was 4.48 (March 31, 2010 – 5.18).  Equal is in compliance with the terms and covenants of the credit facilities as at March 31, 2011.

8.	Convertible debentures

(in thousands of Canadian dollars)	EQU.DB 8% Series	EQU.DB.A 8.25% Series	EQU.DB.B 6.75% Series	Total	Equity Component
Balance, January 1, 2010	76,999	37,765	-	114,764	-
Revaluation	3,412	1,883	-	5,295	-
Amortization of premium	(74)	-	-	(74)	-
Redeemed	(83)	-	-	(83)	-
Balance, December 31, 2010	80,254	39,648	-	119,902	-
Issuance, net of costs	-	-	40,574	40,574	2,167
Tax	-	-	-	-	(579)
Accretion and amortization	(21)	-	182	161	-
Redeemed	(80,233)	(68)	-	(80,301)	-
Balance at March 31, 2011	-	39,580	40,756	80,336	1,588

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

On March 14, 2011, the outstanding $79.9 million in face value of 8.00% convertible unsecured debentures were redeemed for $83.2 million which included the early redemption premium of $1.9 million and unpaid interest of $1.3 million.  The redemption was funded by the issuance of the 6.75% convertible unsecured junior subordinated debentures and Equal’s credit facility.

At March 31, 2011, the Company had $39.6 million (March 31, 2010 – $39.4 million) in face value of 8.25% convertible debentures outstanding with an estimated fair value of $40.8 million (March 31, 2010 - $39.4 million) and $45.0 million in face value of 6.75% convertible debentures (March 31, 2010 – n/a) outstanding with an estimated fair value of $49.3 million (March 31, 2010 – n/a).

9.	Decommissioning provision

The decommissioning provision is estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At March 31, 2011, the decommissioning provision is estimated to be $25.8 million (December 31, 2010 – $26.1 million), based on a total future liability of $39.6 million (December 31, 2010 - $39.4 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a risk free rate of 3.7% as at March 31, 2011 (December 31, 2010 – 4.1%).

The following table reconciles the decommissioning provision:
(in thousands of Canadian dollars)	March 31, 2011	December 31, 2010
Balance, beginning of period	26,084	25,774
Additions	200	413
Accretion expense	189	768
Acquisitions	-	232
Dispositions	-	(17)
Costs incurred	(405)	(1,590)
Change in estimate	(172)	710
Foreign exchange	(97)	(206)
Balance, end of period	25,799	26,084

10.	Shareholders’ equity

Share options

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding trust unit options, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Upon approval of the Arrangement, Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.

The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	986,708	5.91
Options forfeited	(163,887)	12.86
Options outstanding at December 31, 2010	1,058,152	$7.92
Options granted	45,000	6.49
Options forfeited	(142,228)	10.41
Options outstanding at March 31, 2011	960,924	$7.48
Options exercisable at March 31, 2011	208,777	$13.36
(1)        Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.65 to $6.36	790,592	$5.67	2.78	106,111	$5.66
$7.13 to $8.43	138,666	8.12	1.98	71,000	8.43
$46.47 to $51.15	38,666	50.20	0.09	31,666	50.20
Balance at March 31, 2011	960,924	$7.49	2.58	208,777	$13.36
(1)                 Restated to reflect the three for one exchange of trust units for common shares.
Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

Q1 2011
Weighted-average fair value of options granted ($/option)	2.62
Risk-free interest rate (%)	1.71
Estimated hold period prior to exercise (years)	4.0
Expected volatility (%)	50
Expected cash distribution yield (%)	-

Restricted shares

Equal has granted restricted shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Equal has not paid or declared any dividends to change the multiplier from 1.0.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:

	Number of restricted shares (1)	Weighted-average grant date fair value(1)
Shares outstanding at December 31, 2009	534,730	$10.41
Granted	438,279	5.24
Forfeited	(69,354)	11.09
Vested	(395,896)	8.91
Shares outstanding at December 31, 2010	507,759	$7.03
Granted	41,833	6.35
Forfeited	(63,411)	5.26
Vested	(22,932)	8.31
Shares outstanding at March 31, 2011	463,249	$7.15
(1)       Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the three month ended March 31, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(3,382)	27,723,599	$(0.12)

For the three month ended March 31, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(3,705)	21,712,235	$(0.17)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the three months ended March 31, 2011 and 2010, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

11.	Risk management

Oil and gas commodity price risks
Equal has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At March 31, 2011, the following financial derivative contracts were outstanding:

Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.75 (US$/mmbtu) (4.92 US$/mcf)	2,000 mmbtu (1,932 mcf)	February 1, 2011 – December 31, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.60 (US$/mmbtu) (4.76 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.83 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012

Fixed Basis Differential (1)	Gas Differential	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	98.40 ($/bbl)	200 bbl	April 1, 2011 – December 31, 2011
Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended March 31, 2011	Three months ended March 31, 2010
Realized commodity contracts gain	129	373
Unrealized commodity contracts (loss)	(4,182)	3,711
Net gain on commodity contracts	4,053	4,084

The following sensitivities show the result to pre-tax net income for three months ended March 31, 2011 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	639	(639)
Natural gas derivative contracts	2,377	(2,377)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(21)	21

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 59% of its production is from the U.S. division.  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at March 31, 2011.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division has a U.S. functional currency.  The following financial instruments were denominated in U.S. dollars as at March 31, 2011:

(in thousands of dollars) As at March 31, 2011	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	380	6,220
Accounts receivable	-	13,142
Due from JV Participant (Note 4)	-	5,856
Commodity contracts	-	(177)
Accounts payable	(20)	(8,546)
Net exposure	360	16,495

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Change to pre-tax net income	7	-
Change to other comprehensive income	-	330
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Change to pre-tax net income	7	-
Change to other comprehensive income	-	(330)

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at March 31, 2011.  The following sensitivities show the result to pre-tax income for the three months ended March 31, 2011 of the respective changes in market interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	96	(96)

The convertible debentures bear interest at fixed rates.

12.	Interest expense

During Q1 2011 and Q1 2010, Equal’s interest expense was comprised of the following below.

	Three months ended	Three months ended
(in thousands of Canadian dollars)	March 31, 2011	March 31, 2010
Interest on long-term debt	501	639
Interest on convertible debentures	2,644	2,388
Interest income	(2)	(440)
	3,143	2,587

13.	Segmented information

(in thousands of Canadian dollars)	Three months ended March 31, 2011	Three months ended March 31, 2010
Revenue
Canada	18,359	20,478
U.S.	16,590	18,202
	34,949	38,680

Property, plant and equipment
Canada	133,931	154,621
U.S.	193,233	193,461
	327,164	348,082

14.	Subsequent events

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal will acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and NAPCUS, and concomitantly settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011 and as a result, the amounts related to the joint interest billing receivable from JV Participant, deferred revenues and payable to JV Participant were reversed from the result of the court ruling in March 2011.  (see Note 4)

In connection with the purchase and sale agreement with Petroflow, Equal announced a $50.3 million bought deal financing of 6,850,000 Common Shares at a price of $7.35 per Common Share which is expected to close in mid-May 2011.

15.	First time adoption of IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010.  Under IFRS 1 “First time adoption of International Financial Reporting Standards”, IFRS is applied retrospectively at the transition date with the offsetting adjustments to assets and liabilities generally included in the deficit.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in significant changes to the reported financial position and results of operations of the Company.

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.1   Reconciliation of Consolidated Statement in Financial Position

Presented below is the reconciliation to IFRS of the consolidated balance sheets of the Company from the amounts reported under Canadian GAAP.

(in thousands of Canadian dollars)	Cdn GAAP January 1, 2010	Notes										IFRS January 1, 2010
		A	B	C	D	E	F	G	H	I
Assets
Current assets	57,544										57,544
Long-term receivable	5,491										5,491
Property, plant and equipment	399,237	(4,762)	(43,673)								350,802
Exploration and evaluation assets	-	4,762									4,762
Deferred income tax asset	-									6,769	6,769
	462,272										425,368

Liabilities
Current liabilities	28,821									(69)	28,752
Long-term debt	70,000										70,000
Convertible debentures	114,863			(99)							114,764
Decommissioning provision	21,055				4,719						25,774
Future income tax liability	8,487									(8,487)	-
Unit-based liability	-						1,904				1,904
Unitholders’ capital	-					674,106		8,800			682,906
	243,226										924,100

Shareholders’ equity
Unitholders’ capital	674,106					(674,106)					-
Equity component of convertible debentures	3,951			(3,951)							-
Contributed surplus	11,064						(11,064)				-
Accumulated other comprehensive loss	(22,474)								22,474		-
Deficit	(447,601)		(43,673)	4,050	(4,719)		9,160	(8,800)	(22,474)	15,325	(498,732)
	219,046										(498,732)

	462,272										425,368

(in thousands of Canadian dollars)	Cdn GAAP March 31, 2010	Notes										IFRS March 31, 2010
		A	B	C	D	E	F	G	H	I	J
Assets
Current assets	55,723										(524)	55,199
Long-term receivable	3,455											3,455
Property, plant and equipment	391,045	(9,050)	(33,913)									348,082
Exploration and evaluation assets	-	9,050										9,050
Deferred income tax asset	-									1,296		1,296
	450,223											417,082

Liabilities
Current liabilities	26,854									(1,269)		25,585
Long-term debt	67,392											67,392
Convertible debentures	115,351			4,309								119,660
Decommissioning provision	21,069				4,631							25,700
Future income tax liability	8,122									(8,122)		-
Unit-based liability	-						3,434					3,434
Unitholders’ capital	-					674,253		9,400				683,653
	238,788											925,424

Shareholders’ equity
Unitholders’ capital	674,772					(674,772)						-
Equity component of convertible debentures	3,951			(3,951)								-
Contributed surplus	11,645						(11,645)					-
Accumulated other comprehensive loss	(28,395)								22,490			(5,905)
Deficit	(450,538)		(33,913)	(358)	(4,631)	519	8,211	(9,400)	(22,490)	10,687	(524)	(502,437)
	211,435											(508,342)

	450,223											417,082

(in thousands of Canadian dollars)	Cdn GAAP December 31, 2010	Notes										IFRS December 31, 2010
		A	B	C	D	E	F	G	H	I	J
Assets
Current assets	29,757									(187)	(81)	29,489
Property, plant and equipment	397,997	(15,094)	(45,652)									337,251
Exploration and evaluation assets	-	15,094										15,094
Future income tax asset	-									5,295		5,295
	427,754											387,129

Liabilities
Current liabilities	44,036										20	44,056
Long-term debt	24,865											24,865
Convertible debentures	117,019			2,883								119,902
Decommissioning provision	21,221				4,863							26,084
Deferred income tax liability	7,101									(7,101)		-
	214,242											214,907

Shareholders’ equity
Common shares	259,055					(45,191)		9,800				223,664
Equity component of convertible debentures	3,949			(3,949)								-
Contributed surplus	12,321						(9,594)					2,727
Accumulated other comprehensive loss	(33,624)								22,000			(11,624)
Deficit	(28,189)		(45,652)	1,066	(4,863)	45,191	9,594	(9,800)	(22,000)	12,209	(101)	(42,545)
	213,512											172,222

	427,754											387,129

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.2   Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

Presented below is the reconciliation to IFRS of the consolidated statement of operations and comprehensive loss of the Company from the amounts reported under Canadian GAAP.

(in thousands of Canadian dollars)	Cdn GAAP Three months ended March 31, 2010	Notes								IFRS Three months ended March 31, 2010
		B	C	D	F	G	H	I	J
Oil, NGL and natural gas revenues	38,680									38,680
Realized gain on commodity contracts	373									373
Unrealized gain/(loss) on commodity contracts	4,236								(525)	3,711
Royalty expense	(8,603)									(8,603)
Revenues, net of royalty expense	34,686									34,161

Operating expenses
Production	(8,621)									(8,621)
Transportation	(578)									(578)
General and administrative	(3,689)									(3,689)
Share-based compensation expense	(1,172)				(385)					(1,557)
Depletion and depreciation	(20,085)	8,087								(11,998)
	(34,145)									(26,443)
Other income/(expenses)
Interest expense	(2,587)									(2,587)
Accretion of convertible debentures	(488)		488							-
Accretion of decommissioning provision	(410)			204						(206)
Gain/(loss) on sale of disposal of assets	-	1,555								1,555
Revaluation of convertible debentures	-		(4,896)							(4,896)
Amortization of trust unit issue costs	-					(600)				(600)
Foreign exchange gain	1,025									1,025
	2,148									(5,709)
Loss before taxes	(1,920)									2,009

Taxes
Current tax (expense)	(90)									(90)
Deferred tax (expense)	(927)							(4,697)		(5,624)
	(1,017)									(5,714)

Loss	(2,937)									(3,705)

Other comprehensive loss
Foreign currency translation adjustment	(5,921)						16			(5,905)
Comprehensive loss	(8,858)									(9,610)

Loss per share – Basic and diluted	(0.15)									(0.17)

(in thousands of Canadian dollars)	Cdn GAAP Year ended December 31, 2010	Notes								IFRS Year ended December 31, 2010
		B	C	D	E	F	H	I	J
Oil, NGL and natural gas revenues	137,674									137,674
Realized gain on commodity contracts	6,038									6,038
Unrealized gain/(loss) on commodity contracts	(911)								(102)	(1,013)
Royalty expense	(29,330)									(29,330)
Revenues, net of royalty expense	113,471									113,369

Operating expenses
Production	(35,826)									(35,826)
Transportation	(2,370)									(2,370)
General and administrative	(19,227)									(19,227)
Share-based compensation expense	(3,636)					736				(2,900)
Depletion and depreciation	(73,676)	26,424								(47,252)
Impairment of property, plant and equipment	-	(31,114)								(31,114)
	(134,735)									(138,689)
Other income/(expenses)
Interest expense	(11,300)									(11,300)
Accretion of convertible debentures	(2,238)		2,238							-
Accretion of decommissioning provision	(1,610)			915						(695)
Gain/(loss) on sale of disposal of assets	-	2,005								2,005
Revaluation of convertible debentures	-		(5,295)							(5,295)
Amortization of trust unit issue costs	-				(1,000)					(1,000)
Foreign exchange gain	1,290									1,290
	(13,858)									(14,995)
Loss before taxes	(35,122)									(40,315)

Taxes
Current tax (expense)	(693)									(693)
Deferred tax (expense)	1,279							(2,923)		(1,644)
	586									(2,337)

Loss	(34,536)									(42,652)

Other comprehensive loss
Foreign currency translation adjustment	(11,150)						(474)			(11,624)
Comprehensive loss	(45,686)									(54,276)

Loss per share – Basic and diluted	(1.40)									(1.73)

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.3 Reconciliation of Consolidated Statement of Cash Flows

The adoption of IFRS did not affect the amounts reported as the operating, financing and investing cash flows in the consolidated statement of cash flows.

15.4 Notes to the IFRS Reconciliation

The following discussion explains the significant differences between Equal’s previous GAAP accounting policies and those applied by the Company under IFRS.  IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.  The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

A.	Exploration and evaluation (E&E) assets

E&E assets consist of the Company’s exploration projects which are pending the determination of proven and/or probable reserves.  Under Canadian GAAP these costs were grouped with property, plant and equipment.  Under IFRS, E&E assets are classified as a separate line in the balance sheet.

B.	Property, plant and equipment

IFRS uses a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment of PP&E must be calculated at a Cash Generating Unit (“CGU”) level and upon transition; this resulted in impairments at various CGUs with natural gas weighted production.  The impairment was based on the difference between the net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flow of proved and probable reserves using forecasted prices and costs.  The reserves used in the impairment test were determined by the independent reserve engineer.

Under IFRS, Equal has chosen to calculate depletion on proved and probable oil and gas reserves as opposed to only proved reserves as done under previous Canadian GAAP.  This resulted in a decrease in depletion expense.  In addition, gains and losses on the sale of oil and gas assets were only recorded under previous Canadian GAAP if they significantly altered the depletion rate.  Under IFRS, gains and losses are calculated on all dispositions.

C. Convertible debentures

Under IFRS, since Equal’s former trust indenture requires it to record its unitholders’ capital as a long-term liability, it was required to revalue the convertible debentures at each balance sheet date to their fair value.  After conversion to a corporation, Equal was no longer required to fair value the convertible debentures.  The equity conversion feature was reclassified to equity, however, the estimated value of the conversion feature was considered to be insignificant at the time.

D. Decommissioning provision

Under IFRS, Equal is required to revalue its entire liability for decommissioning provision costs at each balance sheet date using a current liability-specific discount rate, which can generally be interpreted to mean the current risk-free rate of interest.

E. Equal’s former trust indenture

Under IFRS, prior to Equal converting to a corporate structure from a trust structure, Equal’s former trust indenture required that its unitholders’ capital be classified as long-term debt on the balance sheet.

F. Equity-based compensation

Under IFRS, as a result of the trust structure, the Company is required to record its equity-based compensation plans as if they were liability-settled.  As such, under IFRS, the liability is re-valued at each balance sheet date.  Upon conversion to a corporate entity, the liability was transferred to contributed surplus and the Company commenced accounting for stock-based compensation plans as equity-settled awards.

G. Trust unit issue costs

Under IFRS, the units are classified as a long-term liability, therefore the share issue costs are amortized to earnings.

H. Accumulated other comprehensive income/loss

IFRS provides an optional exemption to the requirement to retroactively restate cumulative translation adjustment (“CTA”) and allows entities to set CTA to zero at the date of transition.

I. Deferred income taxes

Under IFRS, entities that are subject to different tax rates on distributed and undistributed income must calculate deferred taxes using the undistributed profits rate.  This resulted in an increase in the deferred tax asset on transition to IFRS that was reversed upon conversion to a corporation.  In addition, deferred taxes has been adjusted as a result of the above changes to the balance sheet and earnings under IFRS.

J. Commodity contracts

Under IFRS, physical hedges are excluded from mark-to-market calculations as a financial derivative.